EXHIBIT 99.1

December 6, 2018	News Release 18-19

Exploration and Resource Drilling Update

Vancouver, British Columbia December 6, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to provide an update on the progress from the 2018 exploration activities at the Valley of the Kings and the Bowser Claims along with plans for 2019.

2018 Regional Grass-roots Exploration Results

Results of the 8,000-meter regional exploration drill program conducted on the Bowser Claims confirm the presence of Brucejack style high-grade gold mineralization hosted in broad zones of low-grade stockwork, highlighting the potential for discovery of porphyry-related copper-gold mineralization and high-level epithermal mineralization on the property (see Table 1 below for select assays). Additional drilling is being planned to further evaluate these targets in 2019.

The wholly-owned, approximately 1,200-square-kilometer Bowser Claims, located east of the Brucejack Mine, include the American Creek, Bluffy, and Koopa Zones, along with the newly discovered Upper Kirkham Zone. A summary of results by zones follows. For a plan view of the 2018 program please see the following link:
http://resource.globenewswire.com/Resource/Download/1163ad22-0e19-4143-83a7-23c2590750fa.

American Creek Zone

Several gold and silver epithermal targets were tested in the American Creek Zone, located approximately 25 kilometers southeast of the Brucejack Mine. Drilling successfully intersected broad zones of low-grade mineralization at the north end of the American Creek Zone (Lillianne showing) and an upper expression of a polymetallic epithermal vein system near the center of the American Creek Zone (Virginia K showing). At the south end of the American Creek Zone (Outlaw showing), vein-hosted copper mineralization was intersected which is interpreted as the upper expression of a porphyry system. A review of the strong alteration and metal zonation intersected in drill core will be conducted over the winter to focus future drilling on the higher grade segments of these mineralization systems.

 Selected drill highlights from the American Creek Zone include:

●
Hole BR-001 intersected 1.82 grams per tonne gold over 6.60 meters, including 9.19 grams per tonne gold and 196.00 grams per tonne silver over 0.74 meters.

●
Hole BR-003 intersected 10.15 grams per tonne gold over 1.50 meters.

●
Hole BR-007 intersected 0.47 grams per tonne gold over 10.70 meters, including 3.16 grams per tonne gold over 1.00 meters.

●
Hole BR-016 intersected 41.54 grams per tonne silver, 0.56% lead and 2.12% zinc over 25.50 meters, including 230.00 grams per tonne silver, 1.00% lead and 7.55% zinc over 1.50 meters.

Bluffy Zone

The Bluffy Zone, located 30 kilometers south-southeast of the Brucejack Mine hosts disseminated sulphide mineralization in the Unuk River Formation of the Lower Hazelton Group, which also hosts the Valley of the Kings deposit. Drilling intersected broad zones of low-grade gold hosted in shear zones, which contain narrow veins of high grade gold and base metal values. This drilling has confirmed that a substantial mineral system was active at Bluffy and additional work is being planned to further delineate the higher grade mineralization.

Koopa Zone

The Koopa Zone, located approximately 30 kilometers east-southeast of the Brucejack Mine, is dominated by intensely quartz-sericite pyrite altered Salmon River Formation volcanics and Quock Formation sediments of the Upper Hazelton Group, which also hosts the Eskay Creek deposit. At Koopa, a structurally controlled epithermal system appears to be overprinting a VMS style alteration system. The stratigraphy, alteration, and broad halo of pathfinder elements are indicative of a potentially large mineralization system. Follow-up drilling in the Koopa Zone is planned in 2019.

Upper Kirkham Zone

The 2018 prospecting program successfully resulted in the discovery of the Upper Kirkham Zone, located four kilometers southwest of the Bowser Camp. Epithermal-style polymetallic veins with strong quartz-sericite pyrite alteration halos were intersected in an area recently exposed by the receding glacier. Prospecting samples collected across the Upper Kirkham Zone returned assays as high as 3.55 grams per tonne of gold, greater than 10,000 grams per tonne of silver, 4.71% copper, greater than 20% lead and 3.81% zinc. Follow-up drilling as well as additional prospecting is planned to resume in 2019.

2019 Regional Exploration

The regional exploration campaign was initiated in 2016 to identify mineralized zones similar to the Valley of the Kings and Eskay Creek deposits. In 2019, this work will continue with additional drilling planned in the areas tested this year, and continued expansion of the regional prospecting and mapping programs, with an emphasis on continued identification of Eskay Creek style VMS mineralization in the preserved Salmon River formation, and epithermal and porphyry related gold mineralization in the deeper parts of the stratigraphy. The comprehensive regional exploration program has included the collection of over 13,000 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the 2018 and 2019 regional grassroots exploration program.

2019 Underground Exploration Drilling for Porphyry Source

Over the summer, a surface geophysical program was conducted to follow-up on the successful underground exploration drilling that demonstrated mineralization continuity between the Valley of the Kings and the Flow Dome Zone, an area approximately 1,000 meters east of the Brucejack Mine (see news release dated June 18, 2018). Two drill holes, both over 1,500-meters in length, drilled east from the Valley of the Kings intersected Brucejack-style mineralization throughout. In addition, the drilling intersected anomalous copper and molybdenum mineralization, which coupled with mineralogical indicators, suggest proximity to porphyry-style mineralization at depth.

Results from the follow-up geophysical program which included downhole and surface IP and reflection seismic surveys, are currently being processed. Mineral chemistry evaluation for porphyry vectoring and geochronology of porphyritic material at depth is currently underway. The drill results, along with the geophysics and mineral chemistry, will be integrated to refine targeting of this zone for subsequent drilling. Preliminary plans are to drill three to four targeted holes to further test the porphyry potential below the Flow Dome Zone.

Valley of the Kings Resource Definition and Expansion Drilling

Zones at depth, to the east, west and north-east of the Valley of the Kings resource will be drilled as part of an approximately 70,000 meter drill program planned for 2019. The purpose of the drilling is to expand the current mineral resource and reserve to the east and at depth and to improve resource definition ahead of mining.

The area to the north-east of the currently defined mineral resource is considered highly prospective for additional resource expansion. A re-interpretation of previous drill results indicates the presence of a repetition, through faulting, of the key stratigraphy that hosts high-grade gold mineralization in the Valley of the Kings.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine resource and exploration drilling.

Table 1: Selected Grass-roots Exploration Drill Results, November 2018 (BR-001 to BR-034)(1,2)
Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Copper (%)	Lead (%)	Zinc (%)	Comments
American Creek Zone
BR-001	-55/60	5.82	11.38	5.56	0.95	100.99	0.09	0.32	0.61	Lillianne
	Incl	10.64	11.38	0.74	5.36	84.70	0.37	0.25	0.19
		105.90	112.50	6.60	1.82	36.18	-	-	0.28
	Incl	105.90	107.06	1.16	9.19	196.00	0.43	0.25	1.33
BR-002	-60/60	6.00	11.50	5.50	0.58	313.26	0.25	0.24	0.81	Lillianne
BR-003	-60/140	158.50	160.00	1.50	10.15	6.33	-	-	-	Moonlight
BR-004	-60/270	119.35	120.00	0.65	0.31	11.85	-	-	0.56	Lillianne
BR-008	-55/60	19.00	19.50	0.50	0.19	247.00	-	-	-	Lillianne
		102.06	102.56	0.50	0.73	78.20	0.41	-	-

Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Copper (%)	Lead (%)	Zinc (%)	Comments
BR-010	-55/60	21.50	23.00	1.50	0.40	197.00	-	-	0.15	Lillianne
		154.50	163.50	9.00	0.40	12.50	-	-	-
	Incl	162.00	163.50	1.50	1.23	69.70	0.16	-	0.11
BR-011	-75/60	39.00	48.00	9.00	0.68	77.10	-	-	0.33	Lillianne
	Incl	39.00	41.00	2.00	0.37	147.05	-	-	0.36
	Incl	45.00	46.00	1.00	4.90	57.50	0.45	0.12	0.38
	Incl	47.00	48.00	1.00	0.262	298	-	-	0.22
BR-012	-55/60	114.2	115.05	0.85	1.09	23.70	0.28	-	-	Lillianne
		174.2	174.88	0.68	0.59	33.10	-	-	0.86
		184.00	192.00	8.00	0.08	221.99	-	-	-
	Incl	184.00	186.00	2.00	0.09	795.00	0.29	-	-
BR-016	-60/270	33.00	58.50	25.50	0.01	41.54	-	0.56	2.12	Virginia K
	Incl	33.00	34.50	1.50	0.01	70.20	-	0.49	11.60
	Incl	45.00	46.50	1.50	0.02	230.00	-	1.00	7.55
	Incl	54.00	60.00	6.00	0.03	56.50	-	1.45	2.90
BR-019	-50/60	93.00	96.00	3.00	0.70	2.81	-	-	-	Moonlight
		222.00	223.00	1.00	0.05	322.00	-	-	-
BR-021	-60/60	24.00	28.50	4.50	0.62	2.55	-	-	0.68	Lillianne
		49.50	57.00	7.50	0.57	6.00	-	-	-
		102.00	106.50	4.50	0.89	2.35	-	-	-
	Incl	105.00	106.50	1.50	2.09	1.86	-	-	-
		212.00	213.00	1.00	1.46	7.48	-	-	0.14
BR-026	-45/315	7.80	10.50	2.70	0.00	1.74	0.22	-	-	Outlaw
		15.00	18.50	3.50	0.01	2.66	0.34	-	-
	Incl	18	18.5	0.5	0.03	14.70	1.73	-	-
BR-027	-75/315	9.00	12.00	3.00	0.04	6.97	0.75	-	-	Outlaw
	Incl	10.00	10.50	0.50	0.08	28.50	2.21	-	-
		19.00	21.60	2.60	0.00	1.85	0.28	-	-
	Incl	21.00	21.60	0.60	0.01	4.84	0.85	-	-
Bluffy Zone
BR-005	-45/225	40.50	42.00	1.50	0.61	4.25	-	-	-
		121.85	123.15	1.30	1.06	1.24	-	-	-
		134.95	135.55	0.60	0.31	12.05	-	0.31	0.54
BR-006	-60/225	36.00	39.00	3.00	0.77	0.81	-	-	-
		45.00	46.50	1.50	0.74	35.10	-	0.74	1.55
		87.00	90.00	3.00	1.52	23.85	-	0.17	0.19
		133.00	143.50	10.50	0.69	2.93	-	-	-
	Incl	140.50	143.50	3.00	1.74	3.56	-	-	-
BR-007	-60/130	60.50	71.00	10.50	0.22	1.27	-	-	-
		80.00	90.70	10.70	0.47	18.16	-	0.27	0.52
	Incl	80.00	81.00	1.00	3.16	3.50	-	-	-
	Incl	86.50	87.70	1.20	0.44	115.00	0.12	1.78	3.97
		125.50	135.00	9.50	0.24	19.07	-	0.24	0.34
	Incl	130.00	130.85	0.85	0.28	119.00	-	1.02	1.51
	Incl	132.00	135.00	3.00	0.62	5.33	-	-	-
		141.00	163.50	22.50	0.13	1.27	-	-	-

Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Copper (%)	Lead (%)	Zinc (%)	Comments
BR-013	-45/130	16.00	17.50	1.5	1.09	12.20	-	-	-
		37.50	42.00	4.50	0.78	2.74	-	-	-
	Incl	37.50	38.50	1.00	1.03	3.85	-	-	-
	Incl	39.00	40.00	1.00	2.02	3.49	-	-	-
		57.00	60.00	3.00	0.57	33.37	-	0.67	0.56
	Incl	57.00	57.50	0.50	2.10	138.00	-	3.09	2.58
		71.00	71.50	0.50	0.11	81.70	-	1.75	1.05
		115.50	117.00	1.50	1.48	8.72	-	-	-
BR-014	-45/40	37.00	40.00	3.00	0.30	2.59	-	-	-
		39.00	40.00	1.00	0.53	2.39	-	-	-
BR-015	-60/225	2.73	5.00	2.27	0.94	20.62	-	-	-
	Incl	3.26	3.82	0.56	2.86	69.20	-	-	-
		48.50	57.50	9.00	1.21	35.28	-	0.14	0.16
	Incl	53.00	56.00	3.00	2.05	32.15	-	-	-
	Incl	57.00	57.50	0.50	1.58	284.00	-	1.99	1.92
		123.00	130.50	7.50	0.59	6.73	-	-	-
BR-017	-45/135	5.00	6.00	1.00	4.39	37.90	-	0.37	0.67
		146.00	150.50	4.50	0.86	8.72	-	-	-
BR-018	-60/45	139.00	143.50	4.50	0.40	2.08	-	-	0.18
		299.00	302.00	3.00	0.58	2.26	-	-	-
		320.50	322.00	1.50	0.71	0.73	-	-	-
		372.00	380.50	8.50	0.20	0.48	-	-	-
	Incl	372.00	373.00	1.00	0.70	0.66	-	-	-
BR-020	-45/45	85.00	97.00	12.00	0.34	4.02	-	-	-
	Incl	91.00	92.00	1.00	1.07	4.90	-	-	-
	Incl	95.50	97.00	1.50	1.05	0.74	-	-	-
		233.00	236.00	3.00	0.72	21.04	-	-	-
	Incl	234.00	235.00	1.00	1.41	53.80	-	-	-
		255.50	261.50	6.00	0.53	2.13	-	-	-
	Incl	257.00	258.50	1.50	1.11	2.03	-	-	-
		273.50	276.50	3.00	0.47	2.44	-	-	-
Haimila Zone
BR-028	-50/315	292.50	294.00	1.50	0.01	800.00	-	-	-
Koopa Zone
BR-029	-45/45	31.50	34.50	3.00	0.08	2.27	-	0.12	0.22
		132.00	133.00	1.00	0.07	5.28	-	0.18	0.31
		228.00	229.50	1.50	0.04	15.55	-	-	0.24
BR-033	-45/225	46.50	48.50	2.00	0.04	3.45	-	-	0.15
BR-034	-85/90	261.00	262.43	1.43	0.50	5.82	-	-	-
		397.50	400.50	3.00	0.18	2.00	-	-	-
(1) True thickness to be determined.
(2) All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: our planned mining, exploration and development activities, including our regional grass-roots exploration program, our deep hole underground exploration drilling and our expansion drilling, and the results, plans and timing thereof; production and cost guidance; anticipated results of our operations; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; the reconciliation of the global resource model for the Valley of the Kings and the anticipated timing thereof; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling and timing of such results; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our mineral resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2018, Form 40-F dated March 28, 2018 and other applicable disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

December 6, 2018 - Bowser Claims Regional Exploration Drilling Results

PRETIVM

N
Brucejack Mine
30 km
Haimila Zone
Koopa Zone
Upper Kirkham Zone
American Creek Zone
Pretivm Claim Outline
Bluffy Zone
2018 Drill Hole Collar
5 km